UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Quiksilver, Inc.

(Exact name of the registrant as specified in its charter)

Delaware	001-14229	33-0199426
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

15202 Graham Street, Huntington Beach, California	92649
(Address of principal executive offices)	(Zip code)

Linnsey Caya (714) 889-2200

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Section 1 – Conflict Minerals Disclosure

1.01	Conflict Minerals Disclosure

Quiksilver, Inc. has reviewed its product lines to ascertain whether any contain the minerals tin, tantalum, tungsten or gold, which are defined under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) as conflict minerals (“Conflict Minerals”). Quiksilver has determined that during the reporting period, it contracted to manufacture certain products which contain Conflict Minerals necessary to the functionality or production of the products (the “Covered Products”). As a result of this determination and in accordance with the Final Rule of the Act, Quiksilver conducted a reasonable country of origin inquiry (“RCOI”) to determine whether any Conflict Minerals in its Covered Products originated from the Democratic Republic of Congo or an adjoining country (the “Conflict Region”) or came from scrap or recycled sources.

Quiksilver’s Conflict Minerals Policy was established in 2013 and prohibits Conflict Minerals in its supply chain that are not “Conflict Free” or not from scrap or recycled sources. The Policy also requires that its suppliers undertake reasonable due diligence within their supply chains to further the Quiksilver Conflict Minerals Policy.

As part of Quiksilver’s good faith RCOI for the reporting period, it followed its established Conflict Minerals Policy and prepared and distributed a questionnaire (the “Questionnaire”) based on the Electronic Industry Citizenship Coalition and Global eSustainability Initiative Template (EICC/GeSI). The Questionnaire was distributed to suppliers contracted to manufacture products containing or potentially containing Conflict Minerals during the reporting period. The Questionnaire required that suppliers verify the source of any Conflict Minerals included in the products they supplied to Quiksilver. Based on the results of its RCOI, Quiksilver has no reason to believe that any Conflict Minerals in the Covered Products may have originated from the Conflict Region.

Quiksilver continues to work with its suppliers of products containing Conflict Minerals to ensure full compliance with its Conflict Minerals Policy.

A copy of this Form SD is publicly available at www.quiksilverinc.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Quiksilver, Inc. (Registrant)

/s/ Linnsey Caya By: Linnsey Caya, Executive Vice President and General Counsel	May 29, 2015 (Date)